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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: **September, 2009**

Commission File Number: **001-33900**

DESWELL INDUSTRIES, INC.
(Translation of registrant's name into English)

17B, Edificio Comercial Rodrigues
599 Avenida da Praia Grande, Macao
Special Administrative Region, PRC
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
_______________.



DESWELL
DESWELL INDUSTRIES, INC.

EXPLORING THE NEW STREAM

09

annual report

CONTENTS





Plant the Good Seed

FINANCIAL HIGHLIGHTS



Net income
1.2
millions
Year ended
March 31, 2009

Net sales
131.7
millions
Year ended
March 31, 2009

Basic net income per share
0.08
dollars
Year ended
March 31, 2009

With strong liquidity and excellent opportunities for future growth, Deswell remains fertile ground for shareholders looking to reap returns.

	2008	2009
Current Ratio	3.86	4.06
Total Debt to Equity	0.16	0.14

TOTAL ASSETS

(milion $)


137.5 March 31, 2009
140.4 2008
141.2 2007
130.7 2006
137.0 2005
113.5 2004
106.2 2003
94.7 2002
83.5 2001
71.8 2000
150
125
100
75
50
25
0

MESSAGE TO SHAREHOLDERS

Dear Shareholders,

Without a doubt, fiscal 2009 presented us with a very challenging worldwide economic landscape. As an export-oriented manufacturing company, Deswell was not immune from the effects of the global downturn. Besides having to deal with a difficult economy, we also found ourselves once again facing increased competition and higher costs in China. All these factors dampened our growth and had a negative impact on our margins.

Net sales for the year ended March 31, 2009 amounted to $131.7 million, an 8.4% decrease from the $143.8 million achieved in fiscal 2008. Our plastics segment reported a 24.8% increase in sales, mainly due to larger orders from existing customers for the plastic components of electronic entertainment products, especially video games. This was however offset by a 31.3% decrease in sales revenue from our electronics and metals segment. That decrease was the result of a number of factors such as the general economic slowdown, pressure from competitors selling lower-priced products, and a change in our product mix from low-end to high-end products, which sell in lower volumes.

Despite this fall, it is important to remember that over the past ten years our electronics division has built a considerable reputation as a leading assembler of high-end audio equipment. We now count among our customers some of the most respected companies in the audio equipment industry, including DigiDesign and Peavey. Our ability to meet their demanding quality standards and provide state-of-the art audio equipment has enabled us to partner with these industry leaders as they have grown over the years. These relationships remain strong despite the temporary downturn in the professional audio equipment industry which, like many others, was hit by the worldwide economic slowdown in late 2008 and 2009. We look forward to continuing to work closely with these companies as the audio equipment sector rebounds.

Gross profit for the year ended March 31, 2009 was approximately $20.2 million, representing a gross profit margin of 15.3%. This was a decline from fiscal 2008, when we achieved a gross profit of $26.4 million and a gross profit margin of 18.4%. Our gross profit margin in the plastics segment was 17.6% in fiscal 2009, compared to 25.6% in fiscal 2008. This decrease was driven by higher raw materials costs, notably a 10% rise in resin prices. It was also affected by an approximate 9% appreciation in the Chinese renminbi against the US dollar, and a 17% increase in labor costs over the previous year. Our electronics and metallics segment also experienced a slight decline in gross profit to $7.2 million (gross profit margin: 12.4%) in fiscal 2009, compared to $11.4 million (13.4%) in fiscal 2008. This segment had to deal with the same currency and labor cost factors as the plastics division, while also absorbing a one-off inventory write-down of $1.6 million in the third quarter of 2009.

We reported earnings in fiscal 2009 of $1.20 million, or $0.08 per share, a decline from $8.86 million or $0.57 per share for fiscal 2008. While it is always disappointing to report a decrease in net income, we are pleased that we have been able to remain profitable in the face of the global economic downturn. We remain focused on keeping costs under control, and will continue to monitor our overheads and expenses closely to make sure our operations remain as cost-effective as possible. Given the scale of the challenges that arose in 2009, I am proud of the way we have managed to keep our selling, general and administrative costs (SG&A) down and so maximize profitability for shareholders. At 14.6% of sales, our SG&A was essentially flat compared to last year; we remain very committed to keeping these costs as low as possible.

Our solid balance sheet continues to be a competitive advantage. As of March 31, 2009 we had working capital of $51 million, cash and cash equivalents of $23 million, and no long-term debt. Net cash provided by operating activities was $11.7 million. Amongst our planned initiatives for future growth, we intend to continue focusing on producing the high-end products that our customers demand, while also working to further diversify our customer base and expand our sales and marketing efforts. All the while, we will be looking at new ways to cut costs.

On a solemn note, I am sad to report that one of the founders of our electronics subsidiary, Mr. Tam Man Chi, passed away on February 23, 2009. We are very grateful for the many years of service Mr. Tam gave to Deswell, and we will miss his wide knowledge, firm leadership, and his warm friendship.

Although fiscal 2009 was a particularly challenging year, there have been signs recently that the downturn is slowing. From conversations and visits I have had with many of our major customers, and in the light of a good number of new projects we now have on hand, a more positive outlook seems justified. We believe that Deswell has the ability to weather the worldwide economic downturn and emerge stronger than many of its competitors, and will remain financially robust. I would like to thank all our shareholders for their continued support and patience, and I look forward to sharing a successful fiscal 2010 with them.

Sincerely,

Franki Tse

Franki S.F. Tse
Chief Executive Officer





Solid Foundation

BUSINESS OVERVIEW



After 22 years of continuous operation, for 14 of which it has been listed on the Nasdaq board, Deswell Industries, Inc. ('Deswell' or 'the Company') is today a globally known and well-respected OEM manufacturer of injection-molded plastic parts and components. More recently, it has been recognized for its high-quality manufacture of electronics products and subassemblies, along with metallic molds and accessory parts. It is also involved in distributing high-end audio equipment within China.

Deswell's reputation as one of the leading companies in the field of plastic injection molding has been maintained by continuous investment and R&D over recent years. Its capabilities were boosted significantly with the construction of a brand new plastic injection molding factory in Dongguan, which came into full operation in 2007. The plant is in an ideal strategic location for access to stable supplies of raw materials, and at the same time enjoys some of the country's best and most efficient logistics links and export facilities. A large proportion of the Company's parts and components are produced here, using a range of advanced plastic molding production technologies such as film injection, integrated injection and insert injection. Deswell products are used in very many consumer goods and industrial equipment, and include:

- Plastic components for electronic entertainment products;
- cases for flashlights, telephones, paging machines, projectors and alarm clocks;
- toner cartridges and cases for photocopiers and printer machines;
- parts for electrical products such as air-conditioners and ventilators;
- parts for audio equipment;
- cases and key tops for personal organizers and remote controls;
- double injection caps and baby products;
- laser key caps; and
- automobile components.

The Company also has a factory in Chang An, Dongguan, dedicated to the manufacture of electronics products and subassemblies. Here it assembles complex printed circuit boards using surface mount ("SMT"), ball grip assembly ("BGA") and pin-through-hole ("PTH") interconnection technologies. Finished products manufactured or assembled at the Chang An facility include:

- business communication products such as digital phone systems or digital keysets and voice-over IP (VoIP) phones;
- high-end professional audio equipment such as digital audio workstations, digital and analogue mixing consoles, instrument amplifiers, signal processors, firewire/USB audio interfaces, keyboard controllers and synthesizers; and
- surveillance products such as CCTV matrix switcher/ controllers.

The factory in Chang An also manufactures metal products, including metallic molds and accessory parts, which are used in audio equipment, telephones, copying machines, pay telephones, multimedia stations, and automatic teller machines.

Deswell employed around 3,622 employees across its various operations as at the end of the 2009 fiscal year. Its products were produced on both an OEM and contract basis, with customers spread across Asia, North America and Europe.



BUSINESS OVERVIEW

Over the fiscal year 2009, Deswell has continued to face three traditional areas of challenge: rising material prices, increasing labor costs, and ongoing appreciation of the RMB against the US dollar. Plastic is Deswell's primary raw material, and prices of plastic typically reflect the cost of oil, from which it is made. However, the recent fall in the price of oil from record highs has yet to fully work its way through and bring down the cost of plastic. Consequently, in the year under review Deswell's materials costs rose by an average of 10%. This rise was also driven by the gradual change in the Company's customer mix, with a larger percentage of customers than in the past requiring higher quality materials in the products they ordered. The lower oil prices of recent months should be gradually reflected in lower plastic resin prices, helping stabilize this area of Deswell's costs. In addition, once the Company's customer mix has readjusted, the cost of materials as a percentage of sales should also become more stable on a year-to-year basis.

Overall, the cost of the labor for the Company has continued to rise as it did last year, both on a per head average and when calculated as a percentage of sales. Deswell's policy of continuously upgrading its labor force by employing more highly skilled workers has meant that the average per head cost of labor has risen over the past year by around 20%. This rise has mainly been driven by the substantially increased cost of skilled labor for the Company's electronics division, where the average labor cost per head is estimated to have risen by around 28%.

Over the year Deswell did, however, implement a significant reduction in its labor force in response to the downturn in the market. This means that the rise in per-head labor costs was offset to an extent by a smaller workforce. Consequently, the Company's labor costs as a percentage of sales for 2009 rose slightly to 10.7%, against 9.8% in fiscal 2008. The more skilled workforce now in place should, however, lead to a rise in both productivity and quality, helping bring down this percentage figure over time.

In the year under review, the RMB continued its climb against the US dollar. It appreciated by 9% over the average exchange rate of the previous year, impacting directly on Deswell's margin. The Company paid approximately 47% of its total costs and expenses for the fiscal year 2009 in RMB, and the higher RMB thus pushed up its total costs by approximately 4.2% as compared to the fiscal year 2008.

To keep the impact of these variables to a minimum, Deswell has worked hard at expanding its customer base and maintaining a healthy product mix. It has also put extra efforts into developing and promoting higher-margin products, which have been an important growth area since 2007 when the Company's state-of-the-art Dongguan facility came into full operation. The move towards higher-margin production has, however, been temporarily slowed by recent economic uncertainty. Nevertheless, the year saw a satisfactory 24.8% increase in revenue from the Company's plastics segment, largely as a result of increased sales to the video game industry.


Corporate and Trading Office
Electronics and Metallics Manufacturing Plants
Plastic Manufacturing Plants
Distribution Office
HOUJIE
CHANG AN
SHENZHEN
HONG KONG
MACAU
CHINA

Deswell's electronics division experienced slow economic conditions generally over the past year. In addition, low-price competitors applied persistent pricing pressure, resulting in some cases in a loss of orders for the Company. As a result, revenue from Deswell's electronics division fell by 31.3% for the year, after a trend of gradually increasing sales from 2003 to 2008.

Deswell remains committed to maintaining its policy of avoiding debt and redistributing profits to shareholders. Because the bulk of its operations are financed using funds derived from operating activities, the Company has little need for external financing. Its current cash reserves are stable and amount to $23.1 million [2008: $22.7 million]; as at March 31, 2009, it had no long- or short-term borrowings.

Inevitably, Deswell expects to be affected by the ongoing world economic crisis in the coming fiscal year. The Company will continue to take steps to maximize margins in both operations, with a focus on strengthening its core business, working on new projects, and expanding its customer base further. Though the road ahead may be difficult, the Company believes its position is significantly stronger than that of much of its competition in the region, and is optimistic that Deswell will emerge from the current economic downturn in an even stronger position than before.

PRODUCTION SITES



Plastic Plant (Houjie)

Deswell's two main manufacturing factories for its plastic and electronic products are located at Houjie, and Chang An, Dongguan, China

The Houjie site was first acquired in January 2000, when the Company paid approximately $2.6 million for a 1.3 million square foot plot of land. Its aim was to build a state-of-the-art manufacturing plant for its plastics division there. A four-phase construction plan was developed, the first phase of which began around seven years ago.

The following is a basic timeline showing completion dates for the different phases of the new plastic production plant:

Start of

Construction
October 2001

Phase I
August 2003

Phase II
July 2004

Phase III
October 2005

Phase IV
Planned

Phase I construction began in October 2001: this involved the construction of 466,000 square feet of production space, along with over 116,000 square feet of dormitories and 91,000 square feet of amenities for employees. By August 2003, Deswell had spent approximately $35 million on Phase I, which included spending on construction, investment in machinery and equipment, and the installation of fixtures and furniture. Phase II, which took another year to finish, was completed in July 2004 and involved further spending of around $14 million.

Phase III construction was completed in October 2005, and became fully operational in early 2006. This Phase included construction of an additional 377,000 square feet of factory space and 133,000 square feet of office space.

By March 31, 2008, Deswell has completed Phase III and the total investment in this brand-new plastic injection molding facility was about $58 million, most of which was channeled into plant construction, infrastructure development, and investment in plant machinery. As a result, the Company now enjoys a superb modern production facility that not only gives it a significant competitive edge within the industry, but also stands as a symbol of the pride and confidence in the future it has for its plastics operations.

The current plant facility is sufficient for the existing capacity requirements. The final Phase IV of the plastics plant development is planned for the long term. Deswell's plans are to inaugurate Phase IV as additional production capacity is required in the future.

Below are details of the manufacturing plant constructed for the Plastics Division:

Buildings	Total Area (sq.ft.)
Factories	1,070,000
Offices	133,000
Dormitories	452,000
Amenity center	91,000
	1,746,000
Total investment	US$58 Million
No. of production workers as at March 31, 2009	2,300

The Company's Chang An manufacturing plant is used primarily to manufacture electronic products and carry out electronic assemblies for OEMs. It was acquired in July 2003 at a purchase price of around $4.2 million. Finished products produced at the factory include sophisticated studio-quality and consumer audio equipment, commercial telephone units, network education platforms, IP switches, along with a wide range of other products. The facility has ISO9001 and ISO14001 accreditation and is fully RoHS compliant, and as a result is completely capable of meeting any production requirements to the highest levels of quality.

Below are details of the manufacturing plant purchased for the Electronics Division:

Buildings	Total Area (sq.ft.)
Factories	264,000
Dormitories	156,000
	420,000
Total investment	US$4.2 Million
No. of production workers as at March 31, 2009	700


KWANASIA
Electronic Plant (Chang An)


Electronic Plant (Chang An)



Hardworking
Result

OPERATIONS REVIEW

In the year under review, Deswell once again faced many of the same pressures that have emerged regularly over the past few years. These included spiraling labor costs in China, the effects of an ever-strengthening renminbi against the US dollar, and the knock-on effects of high oil prices on the cost of plastic resin. Before dropping in the latter half of 2008, crude oil prices rose to record highs, significantly raising the cost of Deswell's primary raw material, plastic resins. The highly competitive market environment meant that Deswell had to absorb many of these increases itself, creating a direct impact on the bottom line of the Plastics Division.

PLASTIC INJECTION MOLDING

Deswell's core operation, plastic injection molding, increased the percentage of its contribution to the Company's total sales in the year ended March 31, 2009. For the year, plastic injection molding accounted for 55.7% of total sales, up from 40.9% in 2008 and 43.5% in 2007. This rise was partly a reflection of the contribution from the Company's electronics division, which was lower than in recent years. However, it was also a result of a stronger customer base, which has been boosted by the installation in 2007 of a new clean room enabling the manufacture of more complex and sophisticated plastic components.



Mold Design and Production

Deswell's mold design and production division uses major tooling software to design a wide range of differently-sized molds tailored to the needs of clients. The division then manufactures the molds on various mold-making machines, including advanced Makino tooling machines, numerical control (NC) and graphite computer numerical control (CNC) milling machines, vertical machining centers, and electrical discharge machines (EDMs). As at March 31, 2009, the Company operated 30 EDMs, 32 CNC milling machines and 83 NC milling machines. Its molds weigh between 110 and 17,600 pounds, and range in price from as little as $2,000 to more than $200,000. In the year under review, the Company averaged production of between 50 and 60 different molds each month. The Company's small Export Mold Division deals exclusively in the manufacture of large-scale molds that are shipped directly to overseas customers.


flash
talk

Plastic Injection



Deswell's state-of-the-art Dongguan plant has been fully operational since 2007, and currently provides the Company with 1,070,000 square feet of manufacturing space and 133,000 square feet of office space. Equipped with advanced injection molding machinery and equipment, at the end of the year under review the facility housed approximately 430 injection molding machines ranging from 22 to 1,600 tons of clamping force, with most machines within the 55 to 380 ton range. Amongst these machines are 38 double-injection molding machines which can inject two different color plastics into a mold, and produce brand labels, key caps and buttons for telecommunications products. The Company is continually adding equipment to expand its injection molding capabilities. In the 2009 fiscal year, it invested $1.7 million in various injection machines, comparable to the $1.6 million it spent in 2008 and the $2.2 million in 2007.



ELECTRONIC PRODUCTS AND ASSEMBLIES

Deswell's electronics and metallics division is located at a facility in Chang An, Dongguan, owned by the Company. The site contains factory buildings and dormitories covering 420,000 square feet, and an extra 244,000 square feet of land. For the year ended March 31, 2009, this division accounted for 43.4% of the Company's total sales [56.7% in 2008, and 54.8% in 2007].

The slow economic conditions over the past year meant that Deswell's electronics division had to work hard to maintain its market position and client base. Amongst other initiatives, it made extra efforts to consolidate and expand its relationships with high-end professional audio companies. This led to the introduction during the year of new state-of-the art digital audio products, including a sophisticated digital mixing console for use in live concert performances.

Deswell's electronics division manufactures professional audio equipment, including digital audio workstations, digital and analogue mixing consoles, instrument amplifiers, signal processors, firewire/USB audio interfaces, keyboard controllers and synthesizers. It also produces a range of business communication equipment such as digital system keysets and IP phones, together with surveillance products such as CCTV matrix switchers/controllers.



Metal Parts Manufacturing

Deswell's metal parts manufacturing operation is situated alongside its electronic products assembly facilities. This division manufactures metallic molds and metal accessory parts for use in audio equipment, telephones, copying machines, racks for routers, pay-phones and automatic teller machines. Sales for the 2009 fiscal year accounted for 0.9% of Deswell's total sales (2008: 2.4% and 2007: 1.9%).

Distribution Business

The Company's audio equipment distribution business marked its fourth anniversary in January 2009. This small division continued to improve its distribution networks, and has gradually become better known in this specialized field. With a focus on providing quality equipment and ultra-reliable services, the division is in a solid position for achieving modest future growth.

Quality Control

The Company's comprehensive testing and checking system has continued to help it maintain world-class quality standards in the year under review. It operates a system of hourly checks on machines and molds, careful inspection of all incoming components, regular checking of work in progress, and stringent pre-shipping quality assurance inspections. Another policy that helps Deswell minimize its scrap rates is its regular upgrading or replacement of key equipment, which reduces defects caused by old or faulty machinery. As a result, for the three years ended March 31, 2009, aggregate returns from all segments of Deswell's business operations have amounted to less than 3% of total net sales.

Deswell also holds various ISO accreditations that testify to its strict international quality management standards. These include:

- ISO14001: electronics and metallics manufacturing plant (2006)
- ISO14001: Dongguan plastic injection manufacturing plant (2004)
- ISO9001: plastic and electronic products manufacturing operations (1995)
- ISO9002: metal parts manufacturing operation (2000)
- ISO/TS 16949: Dongguan plastic injection molding manufacturing plant (2006).

OPERATIONS REVIEW

Raw Materials, Component Part and Suppliers

The Company used 22,100,000 pounds of plastic resin for the manufacture of its plastic products in the year ended March 31, 2009, a significant rise from the 14,200,000 pounds used in fiscal 2008. Deswell sources its plastic resins from regional suppliers on the basis of price competitiveness, and holds inventory sufficient for two to three months' manufacture. Most of the plastic resins sourced by Deswell originate from the United States, Malaysia, Singapore, Taiwan, Japan and Hong Kong.

Plastic resin prices tend to fluctuate in response to natural gas and crude oil prices and related factors of supply and demand for resins and the petrochemical intermediates from which they are produced. Increases in resin prices are often difficult to pass on to customers, and in the year under review this had an adverse impact on the Company's profit margins.

Other raw materials purchased by the Company include component parts and supplies for its electronics division, and small quantities of raw metal for manufacturing metallic molds and parts.

Customers and Marketing

The Company continues mainly to serve OEM and contract manufacturer customers, located in Asia (Hong Kong, Thailand and China), North America (the United States and Canada) and Europe (Germany, the United Kingdom, Holland and Norway).



In the year under review net sales to China recorded a significant increase, as shown in the table below recording net sales by geographic area (based on customer shipping destinations) as a percentage of total sales to customers over the past three years:



Geographic Areas	2007	2008	2009
United States	42.4%	46.8%	32.0%
China	39.2%	37.0%	52.8%
Europe	11.2%	10.7%	12.4%
Hong Kong	3.4%	1.7%	1.3%
Others	3.8%	3.8%	1.5%
Total	100%	100%	100%

Capital Expenditures

The principal capital expenditures and divestitures made by Deswell during the three years ended March 31, 2009 are as follows:

	2007	2008	2009
Purchase of property, plant and equipment	$7,812	$7,288	$7,402
Proceeds from the sale of property, plant and equipment	$3,232	$333	$345
Acquisition of minority interest in a subsidiary	-	$414	-

(Table in thousands)

The main capital expenditure over the past year has been for the purchase of new plastic injection molding machinery to maintain the Company's plastic injection molding plant in Dongguan at a high level of capability. Money has also continued to be spent on the ongoing fit-out of the Dongguan premises, along with office equipment and computers. The Company continues to maintain a strong cash position, and it is able to finance most of its capital expenditure from internally generated funds.

FINANCIAL REVIEW

Year ended March 31, 2009 Compared to Year Ended March 31, 2008

Net Sales

The Company's net sales for the year ended March 31, 2009 were $131,738,000, a decrease of $12,068,000 or 8.4% as compared to the for year ended March 31, 2008. Sales to N&J Company Limited ("N&J") and Digidesign Inc. ("Digidesign"), the Company's two largest customers during the year ended March 31, 2009, represented approximately 41.3% of net sales for the year. The decrease was related to a decrease in sales revenue at our electronic and metallic segment of $26,637,000 offsetting the increase in sales at our plastic segment of $14,569,000. This represented a decrease of 31.3% and an increase of 24.8% respectively, as compared with the respective net sales from these segments in fiscal 2008.

The revenue increase at the plastic segment was mainly due to the increase in orders from existing and new customers of $23,321,000 offsetting the decrease in orders from other existing customers of $8,751,000. The increase was principally due to a $20,671,000 increase in plastic component sales of electronic entertainment products. The increase in orders in our plastic segment was largely from N&J, one of our major customers during both fiscal 2008 and 2009, which accounted for 28.6% of our total net sales during the year ended March 31, 2009, up from 11.8% of our total net sales during the year ended March 31, 2008.

The revenue decrease in the electronic and metallic segment was mainly due to the decrease in orders of electronics and metallic products from existing customers of $35,175,000 and $2,075,000, respectively, offsetting the increase in orders from existing and new customers for professional audio instrument products of $10,651,000. The increase in total orders for professional audio instrument products largely came from existing customers other than Digidesign. The overall decrease in orders of electronics and metallic products from existing customers was due to the combined factors of a decline in demand as a result of the global economic recession, persistent pressure of losing orders to competitors which provide lower-priced products, and a change in product mix from low-end to high-end products. We believe that these factors resulted in the reduction in orders from Digidesign, down to 12.7% of our total net sales the year ended March 31, 2009, from 17.0% of our total net sales during 2008, and the decline in orders from each of Line 6 Manufacturing ("Line 6") and Inter-Tel Incorporated ("Inter-Tel") to below 10% of our total net sales during the year ended March 31, 2009. Line 6 and Inter-Tel accounted for 14.3% and 10.2%, respectively, of our total net sales during the year ended March 31, 2008. These declines in net sales to Digidesign, Line 6 and Inter-Tel during the year ended March 31, 2009 illustrates our dependence on a few major customers and that substantial decreases in sales from any of our larger customers adversely impacts our sales and financial performance.

Gross Profit

Our gross profit for the year ended March 31, 2009 was $20,168,000, representing a gross profit margin of 15.3%. This compared with the overall gross profit and gross profit margin of $26,433,000 or 18.4%, respectively, for the year ended March 31, 2008.

Gross profit in the plastic segment decreased by $2,118,000 to $12,952,000, or 17.6% of net sales, for the year ended March 31, 2009, as compared to $15,070,000, or 25.6% of net sales, for the year ended March 31, 2008. The decrease in gross margin for the plastic segment was mainly due to the shift of product mix to lower margin products, as compared with the prior year. The decrease in gross margin was also driven by higher material costs as a result of a 10% rise in resin price and an approximate 9.05% appreciation of RMB, plus an increase in labor costs caused by a 17% rise in labor rates in spite of headcount reductions, when compared to fiscal 2008.

Gross profit in the electronic and metallic segment decreased by $4,147,000 to $7,216,000, or 12.4% of net sales, for the year ended March 31, 2009 compared to $11,363,000, or 13.4% of net sales, for the year ended March 31, 2008. The decrease in gross margin was primarily attributable to relatively higher labor cost caused by a 28.4% increase in labor rates despite headcount reductions throughout the year together with a general decline in sales demand in the year ended March 31, 2009, as compared with last year.

Selling, general and administrative expenses

SG&A expenses for the year ended March 31, 2009 were $19,291,000, amounting to 14.6% of total net sales, as compared to $19,601,000 or 13.6% of total net sales for the year ended March 31, 2009. There was a decrease in selling, general and administrative expenses of $310,000 or 1.6% over the corresponding period.

The SG&A expenses in the plastic segment increased by $1,142,000 to $11,965,000, or 16.3% of net sales, for the year ended March 31, 2009 compared to $10,823,000, or 18.4% of net sales, for the year ended March 31, 2008. The increase in the SG&A expenses was primarily related to the increase in salaries and bonuses of $516,000 as a result of 17.3% increase in pay rates, and $132,000 in social insurance, and $100,000 in value-added taxes and property taxes , as compared with the year ended March 31, 2008.

The SG&A expenses in the electronic and metallic segment decreased by $1,452,000 to $7,326,000 or 12.6% of net sales, for the year ended March 31, 2009 compared to $8,778,000 or 10.3% of net sales for the prior year. The decrease was primarily due to the continued cost control measures resulting in a decrease of $612,000 in salaries and bonuses, $410,000 in social insurance and staff welfare expenses, $80,000 in travelling expenses and $52,000 in rental expenses as compared with the corresponding period in the prior year. There was also a decrease of $73,000 in selling expense as well as $65,000 in depreciation expense when compared to the year ended March 31, 2008.

Other operating income

Other operating expense was $132,000 for the year ended March 31, 2009, representing a decrease of $1,970,000 as compared with last year.

On a segment basis, other operating income attributable to our plastic segment for the year ended March 31, 2009 was $348,000, a decrease of $1,996,000 as compared with the prior year. The decrease was principally the result of a lower revaluation of monetary assets by $1,370,000 due to a less volatile exchange rate of United States Dollar to the RMB. The decrease in other operating income was also attributable to an additional provision for doubtful debt of $258,000, asset impairment for $176,000 and loss on disposal of fixed assets of $134,000 during the year ended March 31, 2009.

Other operating expense attributable to our electronic and metallic segment for the year ended March 31, 2009 was $480,000, as compared to the other operating expense of $508,000 in fiscal 2008. The decrease was primarily the result of no impairment on the goodwill relating to the metallic division during fiscal 2009 as compared to $318,000 impairment loss recognized during fiscal 2008. During fiscal 2009, there was also a decrease in foreign exchange loss by $176,000, partially offsetting an increase of $437,000 in allowance for doubtful receivables, as compared to fiscal 2008.

Operating Income

Operating income was $745,000 for the year ended March 31, 2009, as compared with the operating income of $8,670,000 from the corresponding year in the prior year.

On a segment basis, operating income of the plastic division was $1,335,000, or 1.8% of net sales, in the year ended

FINANCIAL REVIEW

March 31, 2009, as compared to operating income of $6,593,000, or 11.2% of net sales, for the year ended March 31, 2008. Operating income in the plastic division decreased primarily from the decrease in gross margin as a result of higher material usage and cost, factory overhead, and the decrease in other operating income as described above.

The operating loss of the electronic & metallic segment was $589,000, or 1.0% of net sales, in the year ended March 31, 2009, compared to operating income of $2,077,000, or 2.4% of net sales, in fiscal 2008. Electronic & metallic operating income decreased due to the decrease in sales revenue and gross margin as well as a relative increase in SG&A expenses as a percentage of sales as described above.

Non-operating income

Non-operating income for the year ended March 31, 2009 decreased by $353,000 to $168,000, as compared with fiscal 2008. This is mainly attributable to the decrease in interest income of $38,000 and an unrealized gain on the revaluation of marketable securities of $25,000 in the electronic and metallic segment, as well as the decrease in interest income of $243,000 in the plastic division during fiscal 2009.

Income Taxes

Income taxes for the year ended March 31, 2009 were comprised of income tax expenses of $234,000 and a deferred tax asset of $516,000, as compared with the income tax expenses of $654,000 and a deferred tax asset of $550,000 for fiscal 2008.

Minority Interest

There was no minority interest for the year ended March 31, 2009. In August 2007, the Company acquired the remaining 24% minority interest in Integrated International Limited, the holding company holding the capital stock of Deswell's electronic and metallic subsidiaries, thereby increasing Deswell's interest in that company from 76% to 100%. As a result, the dollar amount of minority interest decreased to zero for the year ended in March 31, 2009 from $228,000 for fiscal 2008.

Net Income

The Company reported net income of $1,195,000 for the year ended March 31, 2009, a decrease of $7,664,000, as compared to a net income of $8,859,000 for the year ended March 31, 2008. Net income for the year ended March 31, 2009 represented 0.9% of net sales, compared to 6.2% of net sales for the net income the prior year. The decrease in net income was mainly the result of the decrease in sales revenue, gross profit margin, and other operating income as described above.

Net income for the plastic segment for the year ended March 31, 2009 totaled $1,620,000, as compared to net income of $6,735,000 for the prior year. The decrease in net income of the plastic segment was primarily the result of lower gross profit margin and the decrease in other operating income as described above.

Net loss for the electronic and metallic segment for the year ended March 31, 2009 was $425,000, compared to net income of $2,124,000 for the prior year. The decrease in net income of the electronic and metallic segment was principally the result of the decrease in sales revenue, lower gross profit margin, and relatively higher SG&A expenses as a percentage of sales as described above.

Seasonality

The following table sets forth certain unaudited quarterly financial information for the twelve quarters in the three-year period ended March 31, 2009 (in thousands):

	Year ended March 31,											
	2007				2008				2009			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Net sales	$31,689	$35,715	$39,002	$30,373	$38,452	$38,414	$35,416	$31,524	$35,039	$32,241	$37,101	$27,357
Gross profit	8,446	8,865	8,754	5,208	6,762	6,698	7,923	5,050	5,901	3,524	6,413	4,330
Operating income	3,866	3,973	4,016	1,837	3,304	1,681	3,033	652	1,310	(1,663)	878	220
Net income	3,403	3,597	3,605	1,562	3,111	1,755	2,955	1,038	1,293	(1,675)	987	590

The first calendar quarter (the fourth quarter of the fiscal year) is typically the Company's slowest sales period because, as is customary in China, the Company's manufacturing facilities in China are closed for two weeks for the Chinese New Year holidays. The Company does not experience any other significant seasonal fluctuations.

Impact of Inflation

The Company believes that inflation has not had a material effect on its business. Although the Company has found it difficult to increase the prices of its products in order to keep pace with inflation, particularly in its plastics operations, the Company believes that the location of its manufacturing operations in Southern China has resulted in a lower cost base which still provides it with a competitive advantage. Accordingly, the Company is reliant upon increasing its transaction volume in order to compensate for the effects of inflation.

Exchange Rates

The Company sells most of its products and pays for most components in either Hong Kong dollars or U.S. dollars. Labor cost and overhead expenses of the Company are paid primarily in Hong Kong dollars and RMB, respectively.

Since 1983, the exchange rate of the Hong Kong dollar to the U.S. dollar has been fixed by the Hong Kong government at approximately HK$7.80 to US$1.00 and accordingly Hong Kong Dollars has not, to date, represented a currency exchange risk to U.S. dollars. This could change in the future if those in Hong Kong arguing for a floating currency system prevail in the ongoing debate over whether to continue to peg the Hong Kong dollar to the U.S. dollar. There can be no assurance that the Chinese government will continue to maintain the present currency exchange mechanism in Hong Kong and if the currency exchange mechanism between the Hong Kong dollar and the U.S. dollar were changed, the Company's results of operations and financial condition could be materially adversely affected.

FINANCIAL REVIEW

Until July 21, 2005, exchange rate fluctuations between the RMB and the US dollar had not had a significant impact on the Company's operating results. In 1994, China adopted a floating currency system whereby the official exchange rate is equal to the market rate. Between 1994 and July 2005, the market and official RMB rates were unified and the value of the RMB was essentially pegged to the US dollar and was relatively stable. During its fiscal years ended March 31, 2004 and 2005, the average exchange rate was 8.28 Yuan per US$1.00. On July 21, 2005, the People's Bank of China adjusted the exchange rate of RMB to the U.S. dollar by linking the RMB to a basket of currencies and simultaneously setting the exchange rate of RMB to U.S. dollars, from 1:8.27, to a narrow band of around 1:8.11, resulting in an approximately 2% appreciation in the value of the RMB against the U.S. dollar. The four main currencies in the basket to which the RMB was linked were the US dollar, the Euro, the Japanese yen and the Korean won. In the months since July 2005, further appreciation against the US dollar continued to occur and by July 31, 2009, the RMB had risen to 6.8321 to the US dollar. As a consequence, and in addition to increases in plastic resin and labor costs, in each of the years ended March 31, 2007, 2008 and 2009, Deswell's operating costs increased from levels existing prior to the exchange rate adjustment. Since the Company was not able to pass on to its customers most of these cost increases by price increases of its products, Deswell's gross margins, operating income and net income were adversely affected.

If the trend of RMB appreciation to the US dollar continues or the Chinese government allows a further and significant RMB appreciation, Deswell's operating costs would further increase and its financial results would be adversely affected by such increase. If Deswell determined to pass onto its customers through price increases the effect of increases in the Chinese RMB relative to the U.S. dollar, it would make the Company's products more expensive in global markets, such as the United States and the European Union. This could result in the loss of customers, who may seek, and be able to obtain, products comparable to those Deswell offers in lower-cost regions of the world.

We did not hedge our currency risk during the years ended March 31, 2007, 2008 and 2009 and at March 31, 2009, we had no open forward currency contracts. We continually review our hedging strategy and there can be no assurance that hedging techniques we may implement will be successful or will not result in charges to our results of operations.

Liquidity and Capital Resources

For the year ended March 31, 2009, net cash generated from operations totaled $11,669,000, including net income of $1,195,000 and depreciation and amortization of $7,264,000. Accounts receivable increased by $918,000, over levels at March 31, 2008, primarily as a result of the increase in credit sales to our largest customer despite the increase in provision of doubtful accounts receivable of $275,000. Inventories decreased by $4,923,000 over levels at March 31, 2008, primarily resulting from the decrease in our inventory of electronic parts. Accounts payable decreased by $2,157,000 over levels at March 31, 2008, primarily because of the decrease in materials purchases. For the year ended March 31, 2008, net cash generated from operations totaled $16,418,000, including net income of $8,859,000 and depreciation and amortization of $6,940,000.

Net cash used in investing activities amounted to $7,057,000 and $7,369,000 for the year ended March 31, 2009 and 2008, respectively. Capital expenditures during these periods totaled $7,402,000 and $7,288,000, respectively. There were no acquisitions of marketable securities during either of these periods. Our capital expenditures were primarily related to the acquisition of property, plant and equipment for our two manufacturing plants in Dongguan, China.

Net cash used in financing activities for the years ended March 31, 2009 and 2008 were $3,789,000 and $8,537,000, respectively. Net cash we used in financing activities during the year ended March 31, 2009 was primarily to fund dividend payments to shareholders. Net cash we used in financing activities during the year ended March 31, 2008 was primarily to fund the dividend payments to shareholders of $9,523,000, net of the proceeds of $986,000 from the exercise of stock options from directors and employees.

As a consequence of the fixed exchange rate between the Hong Kong dollar and the U.S. dollar, interest rates on Hong Kong dollar borrowings are similar to U.S. interest rates. The Hong Kong Prime Rate was decreased from 5.25% to 5.0% during the year ended March 31, 2009.

At March 31, 2009, the Company had cash and cash equivalents of $23,134,000. At that date, Deswell had no committed credit facilities and no restricted cash. Deswell expects that working capital requirements and capital additions will continue to be funded through cash on hand and internally generated funds. However, Deswell may choose to seek to obtain additional debt or equity financing if it believes it to be appropriate and available on reasonable terms.

The Company's working capital requirements are expected to increase in line with the growth in the Company's business.

At March 31, 2009, the Company had capital commitments for purchase of plant and machinery totaling $130,000 which are expected to be disbursed during the year ending March 31, 2010. Also, the Company had capital commitments for a new enterprise resource planning software system upgrade project at March 31, 2009 totaling $216,000 of which $82,000 are expected to be disbursed by March 31, 2010 and $134,000 by March 31, 2011, respectively.

A summary of our contractual obligations and commercial commitments as of March 31, 2009 is as follows:

	Payments due by period (in thousands)				
Contractual obligations	Total	Year ending March 31, 2010	Period from April, 2010 to March 31, 2012	Period from April, 2012 to March 31, 2014	Period after March 31, 2014
Long-term bank borrowing	$ -	$ -	$ -	$ -	$ -
Capital (finance) lease obligations	-	-	-	-	-
Operating lease payments	154	136	18	-	-
Capital expenditures	346	212	134	-	-
Purchase obligations	5,854	5,854	-	-	-
Other long-trem liabilities	-	-	-	-	-
Total	$ 6,354	$ 6,202	$ 152	$ -	$ -

FINANCIAL REVIE

Five year financial summary
(in thousands except per share data)

Income Statement Data: Year ended March 31,

	2005	2006	2007	2008	**2009**
Net sales	$125,590	$115,276	$136,779	$143,806	**$131,738**
Cost of sales	92,072	89,850	105,506	117,373	**111,570**
Gross profit	33,518	25,426	31,273	26,433	**20,168**
Selling, general and administrative expenses	15,759	15,052	18,957	19,601	**19,291**
Other income (expenses), net	(106)	(823)	1,376	1,838	**(132)**
Operating income (4)	17,653	9,551	13,692	8,670	**745**
Interest expense	(12)	(6)	-	-	**-**
Non-operating income (expenses), net	448	447	547	521	**168**
Income before income taxes	18,089	9,992	14,239	9,191	**913**
Income taxes	576	(27)	1,239	104	**(282)**
Income before minority interests	17,513	10,019	13,000	9,087	**1,195**
Minority interests	2,330	1,240	833	228	**-**
Net income	$15,183	$8,779	$12,167	$8,859	**$1,195**
Basic earnings per share (2)(3)	$1.04	$0.59	$0.81	$0.57	**$0.08**
Average number of shares outstanding—basic (2)(3)	14,656	14,908	14,956	15,517	**15,791**
Diluted earnings per share (3)	$1.02	$0.59	$0.81	$0.57	**$0.08**
Average number of shares outstanding—diluted (2)(3)	14,933	14,936	15,048	15,566	**15,805**

Statistical Data:

	2005	2006	2007	2008	**2009**
Gross margin	26.7%	22.1%	22.9%	18.4%	**15.3%**
Operating margin (4)	14.1%	8.3%	10.0%	6.0%	**0.6%**
Dividends per share (3)	$0.65	$0.63	$0.65	$0.61	**$0.24**

Balance Sheet Data: At March 31,

	2005	2006	2007	2008	**2009**
Working capital	$57,576	$55,114	$58,672	$54,751	**$52,605**
Total assets	136,976	130,670	141,210	140,407	**137,482**
Long-term debt, less current portion	-	-	-	-	**-**
Total debt	-	-	-	-	**-**
Shareholders' equity	104,767	106,768	111,655	121,257	**120,307**

(1) Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America and are stated in U.S. dollars. See "Financial Statements and Currency Presentation."

(2) Basic EPS excludes dilution from potential common shares and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution from potential common shares.

(3) Share and per share amounts presented above have been adjusted to reflect the three-for-two stock split effected in March 2005.

(4) Other operating income (expenses) were reclassified in the consolidated statement of income for the year ended March 31, 2007 for a comparable presentation. Comparative figures for the years ended March 31, 2005 and 2006 were reclassified accordingly. The reclassification of operating income had no impact on the net income on the consolidated statements of income for the years ended March 31, 2005 and 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Deswell Industries, Inc.

We have audited the accompanying consolidated balance sheets of Deswell Industries, Inc. and subsidiaries (the "Company") as of March 31, 2008 and 2009, and the related consolidated statements of income and comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Deswell Industries, Inc. and subsidiaries as of March 31, 2008 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Deswell Industries, Inc.'s internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated August 14, 2009 expressed an unqualified opinion thereon.

BDO Limited
Hong Kong, August 14, 2009

FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	March 31,	
	2008	**2009**
ASSETS		
Current assets:		
Cash and cash equivalents	$22,718	**$23,134**
Marketable securities (note 3)	116	**100**
Accounts receivable, less allowances for doubtful amounts of $74 and $349 at March 31, 2008 and 2009, respectively	21,397	**22,227**
Inventories (note 4)	26,462	**21,445**
Assets held for sale (note 6)	-	**987**
Prepaid expenses and other current assets (note 5)	3,205	**1,887**
Income taxes receivable	3	**-**
Total current assets	73,901	**69,780**
Property, plant and equipment-net (note 6)	65,885	**66,564**
Deferred income tax assets (note 9)	230	**746**
Goodwill (note 7)	391	**392**
Total assets	$140,407	**$137,482**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$12,527	**$10,370**
Accrued payroll and employee benefits	2,769	**2,473**
Customer deposits	1,125	**1,460**
Other accrued liabilities (note 8)	2,100	**2,167**
Income taxes payable	629	**705**
Total current liabilities	19,150	**17,175**
Commitments and contingencies (note 10)	-	**-**
Shareholders' equity:		
Common shares nil par value-authorized 30,000,000 shares, shares issued and outstanding March 31, 2008 - 15,790,810; March 31, 2009 – 15,790,810	49,923	**49,923**
Additional paid-in capital	7,709	**7,771**
Accumulated other comprehensive income	3,734	**5,316**
Retained earnings	59,891	**57,297**
Total shareholders' equity	121,257	**120,307**
Total liabilities and shareholders' equity	$140,407	**$137,482**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(U.S. dollars in thousands, except per share data)

	Year ended March 31,		
	2007	2008	**2009**
Net sales	$136,779	$143,806	**$131,738**
Cost of sales	105,506	117,373	**111,570**
Gross profit	31,273	26,433	**20,168**
Selling, general and administrative expenses	18,957	19,601	**19,291**
Other income (expenses), net	1,376	1,838	**(132)**
Operating income	13,692	8,670	**745**
Non-operating income, net	547	521	**168**
Income before income taxes and minority interests	14,239	9,191	**913**
Income taxes (note 9)	1,239	104	**(282)**
Income before minority interests	13,000	9,087	**1,195**
Minority interests	833	228	**-**
Net income	12,167	8,859	**1,195**
Other comprehensive income			
Foreign currency translation adjustment	670	2,628	**1,582**
Comprehensive income	$12,837	$11,487	**$2,777**
Net income per share (note 2)			
Basic:			
Net income per share	$0.81	$0.57	**$0.08**
Weighted average common shares outstanding (shares in thousands)	14,956	15,517	**15,791**
Diluted:			
Net income per share	$0.81	$0.57	**$0.08**
Weighted average common and potential common shares (shares in thousands)	15,048	15,556	**15,805**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(U.S. dollars in thousands, except per share data)

	Common stock		Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Shareholders' equity
	Shares outstanding	Amount				
Balance at March 31, 2006	14,923,730	41,254	6,970	436	58,108	106,768
Stock-based compensation	-	-	820	-	-	820
Exercise of stock options	115,000	1,139	(189)	-	-	950
Foreign currency translation adjustment	-	-	-	670	-	670
Net income	-	-	-	-	12,167	12,167
Dividends ($0.65 per share)	-	-	-	-	(9,720)	(9,720)
Balance at March 31, 2007	15,038,730	42,393	7,601	1,106	60,555	111,655
Stock-based compensation	-	-	310	-	-	310
Exercise of stock options	120,000	1,188	(202)	-	-	986
Issue of common stock for acquisition of additional interest in a subsidiary	632,080	6,342	-	-	-	6,342
Foreign currency translation adjustment	-	-	-	2,628	-	2,628
Net income	-	-	-	-	8,859	8,859
Dividends ($0.61 per share)	-	-	-	-	(9,523)	(9,523)
Balance at March 31, 2008	15,790,810	49,923	7,709	3,734	59,891	121,257
Stock-based compensation	-	-	62	-	-	62
Foreign currency translation adjustment	-	-	-	1,582	-	1,582
Net income	-	-	-	-	1,195	1,195
Dividends ($0.24 per share)	-	-	-	-	(3,789)	(3,789)
Balance at March 31, 2009	15,790,810	49,923	7,771	5,316	57,297	120,307

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended March 31,		
	2007	2008	**2009**
Cash flows from operating activities			
Net income	$12,167	$8,859	**$1,195**
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	5,274	6,940	**7,264**
Impairment of property, plant and equipment	-	-	**176**
Loss (gain) on sale of property, plant and equipment	(643)	43	**216**
Unrealized holding (gain) loss on marketable securities	57	(9)	**16**
Impairment loss on goodwill	-	317	**-**
Stock-based compensation	820	310	**62**
Minority interests	833	228	**-**
Deferred tax	615	(551)	**(517)**
Changes in operating assets and liabilities:			
Accounts receivable	(2,745)	(334)	**(918)**
Inventories	(7,650)	3,033	**4,923**
Prepaid expenses and other current assets	36	(345)	**1,306**
Income taxes receivable	(130)	127	**3**
Accounts payable	4,979	(3,338)	**(2,157)**
Accrued payroll and employee benefits	1,331	23	**(376)**
Customer deposits	109	342	**335**
Other accrued liabilities	488	594	**67**
Income taxes payable	266	179	**74**
Net cash provided by operating activities	15,807	16,418	**11,669**
Cash flows from investing activities			
Purchase of property, plant and equipment	(7,812)	(7,288)	**(7,402)**
Acquisition of minority interest in a subsidiary	-	(414)	**-**
Proceeds from sale of property, plant and equipment	3,232	333	**345**
Net cash used in investing activities	(4,580)	(7,369)	**(7,057)**
Cash flows from financing activities			
Dividends paid	(11,809)	(9,523)	**(3,789)**
Dividends paid to minority shareholders of a subsidiary	(582)	-	**-**
Exercise of stock options	950	986	**-**
Decrease in restricted cash	649	-	**-**
Net cash used in financing activities	(10,792)	(8,537)	**(3,789)**
Effect of exchange rate changes	(1,255)	(2,343)	**(407)**
Net increase/ (decrease) in cash and cash equivalents	(820)	(1,831)	**416**
Cash and cash equivalents, beginning of year	25,369	24,549	**22,718**
Cash and cash equivalents, end of year	$24,549	$22,718	**$23,134**
Supplementary disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$-	$-	**$-**
Income taxes	$487	$365	**$79**
Supplementary disclosures of significant non-cash transactions:			
Issuance of common stock in connection with acquisition of additional 24% shareholding in a subsidiary	$-	$6,342	**$-**
Excess of acquisition cost over the fair value of acquired net assets of additional shareholding of a subsidiary	$-	$(1,314)	**$-**

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share data)

1. Organization and Basis of Financial Statements

Deswell Industries, Inc. was incorporated in the British Virgin Islands on December 2, 1993.

The principal activities of the Company comprise the manufacture and sale of injection-molded plastic parts and components, electronic products assembling and metallic parts manufacturing. The manufacturing activities are subcontracted to subsidiaries operating in Mainland China. The selling and administrative activities were originally performed in the Hong Kong Special Administrative Region ("Hong Kong") of the People's Republic of China ("China"). From August 2003, these activities were moved to the Macao Special Administrative Region ("Macao") of China.

As the Company is a holding company, the amount of any dividends to be declared by the Company will be dependent upon the amount which can be distributed from its subsidiaries. Dividends from subsidiaries are declared based on profits as reported in their statutory accounts. Such profits differ from the amounts reported under U.S. GAAP. At March 31, 2009, the retained earnings available for distribution as reflected in the statutory books of the subsidiaries were $50,467.

On January 20, 2003, the Company acquired a further 20% of the outstanding stock of Integrated International Limited ("Integrated"), a subsidiary of the Company, from the minority shareholders. After the acquisition, the Company increased its ownership in Integrated to 71% of the outstanding stock. The purchase consideration for the 20% of the outstanding stock of Integrated is 251,880 common shares of the Company. The value of the purchase consideration is based on the market price of the stocks issued which is lower than the fair value of net assets acquired by $115. The excess has been allocated as a pro rata reduction of the amounts that would have been assigned to certain acquired assets.

On April 20, 2005, the Company acquired a further 5% of the outstanding stock from one of the minority shareholders of Integrated. After the acquisition, the Company increased its ownership in Integrated to 76% of the outstanding stock. The purchase consideration for the 5% of the outstanding stock of Integrated is 120,000 common shares of the Company. The value of the purchase consideration is based on the market price of the stocks issued which is higher than the fair value of net assets acquired by $232. The excess purchase price has been recorded on the balance sheet as goodwill.

On August 17, 2007, the Company acquired the remaining 24% of the outstanding stock from minority shareholders of Integrated. After the acquisition, the Company increased its ownership in Integrated to 100% of the outstanding stock. The aggregate purchase consideration for the 24% of the outstanding stock of Integrated is 632,080 common shares of the Company and a cash payment of $414. The value of the purchase consideration is based on the market price of the stocks issued and the cash payment, which is lower than the fair value of net assets acquired by $1,314. The excess has been allocated a pro-rata reduction of the amounts that would have been assigned to certain acquired assets.

2. Summary of Significant Accounting Policies

Principles of consolidation

The consolidated financial statements, prepared in accordance with generally accepted accounting principles in the United States of America, include the assets, liabilities, revenues, expenses and cash flows of all subsidiaries. Intercompany balances, transactions and cash flows are eliminated on consolidation.

Goodwill

The excess purchase price over the fair value of net assets acquired is recorded on the balance sheet as goodwill. The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and other Intangible Assets", which requires the carrying value of goodwill to be evaluated for impairment on an annual basis. The Company regularly conducted annual impairment evaluation.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash accounts, interest bearing savings accounts and time certificates of deposit with a maturity of three months or less when purchased.

Marketable securities

All marketable securities are classified as trading securities and are stated at fair market value. Market value is determined by the most recently traded price of the security at the balance sheet date. Net realized and unrealized gains and losses on trading securities are included in non-operating income. The cost of investments sold is based on the average cost method and interest earned is included in non-operating income.

Inventories

Inventories are stated at the lower of cost or market value. Prior to April 1, 2007, cost were determined on the first-in, first-out basis. On April 1, 2007, the Company changed the cost determination basis, cost are determined on the weighted average basis. The change to using a cost determination basis for the year ended March 31, 2008 had no material impact on the net income reported on the consolidated statement of income for that year and would have no material effect on net income reported on the consolidated statements of income for the year ended March 31, 2007 if the cost-determination basis had been used for that year. Work-in-progress and finished goods inventories consist of raw materials, direct labour and overhead associated with the manufacturing process. Write down of potentially obsolete or slow-moving inventory are recorded based on management's analysis of inventory levels.

Property, plant and equipment

Property, plant and equipment is stated at cost including the cost of improvements. Maintenance and repairs are charged to expense as incurred. Depreciation and amortization are provided on the straight line method based on the estimated useful lives of the assets as follows:

Leasehold land and buildings	40 - 50 years
Plant and machinery	4 - 10 years
Furniture, fixtures and equipment	4 - 5 years
Motor vehicles	3 - 4 years
Leasehold improvements	the shorter of 5 years or the lease term

Valuation of long-lived assets

The Company periodically evaluates the carrying value of long-lived assets to be held and used, including other intangible assets subject to amortization, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose.

Revenue recognition

Sales of goods are recognized when goods are shipped, title of goods sold has passed to the purchaser, the price is fixed or determinable as stated on the sales contract, and its collectability is reasonably assured. Customers do not have a general right of return on products shipped. The Company permits the return of damaged or defective products and accounts for these returns as deduction from sales. Products returns to the Company were insignificant during past years.

Comprehensive income

Other comprehensive income for the years ended March 31, 2007, 2008 and 2009 represented foreign currency translation adjustments and were included in the consolidated statement of income.

Allowance for doubtful account

The Company regularly monitors and assesses the risk of not collecting amounts owed to the Company by customers. This evaluation is based upon a variety of factors including: ongoing credit evaluations of its customers' financial condition, an analysis of amounts current and past due along with relevant history and facts particular to the customer. Based upon the results of this analysis, the Company records an allowance for uncollectible accounts for this risk. This analysis requires the Company to make significant estimates, and changes in facts and circumstances could result in material changes in the allowance for doubtful accounts. Unanticipated changes in the liquidity or financial position of the Company's customers may require additional provisions for doubtful accounts.

Shipping and handling cost

Shipping and handling costs related to the delivery of finished goods are included in selling expenses. During the year ended March 31, 2007, 2008 and 2009, shipping and handling costs expensed to selling expenses were $1,037, $ 1,005 and $1,714, respectively.

Income taxes

Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any China tax paid by subsidiaries during the year is recorded. Deferred income taxes are recognized for all significant temporary differences at enacted rates and classified as current or non-current based upon the classification of the related asset or liability in the financial statements. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all, the deferred tax asset will not be realized. The Company classifies interest and/or penalties related to unrecognized tax benefits, if any, as a component of income tax provisions.

The Company adopted the provisions of Financial Accounting Standard Board ("FASB") Interpretation No.48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No.109 ("FIN 48"), which clarifies the accounting for uncertainty in income taxes recognized by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on de-recognition, classification, interest and penalties, disclosure and transition.

Foreign currency translation

The consolidated financial statements of the Company are presented in U.S. dollars as the Company is incorporated in the British Virgin Islands where the currency is the U.S. dollar. The Company's subsidiaries conduct substantially all of their business in Hong Kong dollars, Chinese renminbi or U.S. dollars. The exchange rates between the Hong Kong dollars and the U.S. dollar were approximately 7.78, 7.782 and 7.7597 as of March 31, 2007, 2008 and 2009, respectively. The exchange rates between the Chinese renminbi and the U.S. dollar were approximately 7.78, 7.1076 and 6.8417 as of March 31, 2007, 2008, and 2009, respectively.

All transactions in currencies other than functional currencies during the year are translated at the exchange rates prevailing on the transaction dates. Monetary items existing at the balance sheet date denominated in currencies other than the functional currencies are translated at period end rates. Gains and losses resulting from the translation of foreign currency transactions and balances are included in income.

Aggregate net foreign currency transaction gain included in other income were $976, $2,047 and $704 for the years ended March 31, 2007, 2008 and 2009, respectively.

Prior to January 1, 2009, the functional currencies of the Company's subsidiaries were Hong Kong dollars and Chinese renminbi. Effective January 1, 2009, the Company's subsidiaries' functional currencies were all changed to U.S. dollars. U.S. dollars are considered by management to be the most appropriate functional currencies of the Company's subsidiaries as the customer mix of the Group has changed and a majority of the customers now contracted with the Company's subsidiaries in U.S. dollars. On consolidation, the financial statements of subsidiaries up to December 31, 2008 were translated from Hong Kong dollars and Chinese renminbi into U.S. dollars in accordance with SFAS No. 52, "Foreign Currency Translation". As a result of this change, as of January 1, 2009, the Company re-measured its subsidiaries' assets and liabilities and expense items which related to non-monetary assets and liabilities to U.S. dollars. The Company recorded the net gain resulting from re-measurement in other comprehensive income.

Post-retirement and post-employment benefits

The Company and its subsidiaries contribute to a state pension scheme in respect of its Chinese employees.

Stock-based compensation

The Company adopts SFAS No. 123 (revised 2004) ("SFAS No. 123(R)"), "Share-based Payment", which requires that share-based payment transactions with employees, such as share options, be measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, with a corresponding addition to equity. Under this method, compensation cost related to employee share options or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period.

For the years ended March 31, 2007, 2008 and 2009, the Company records stock-based compensation expenses amounted to $820, $310 and $62 in the statement of income respectively. There is no tax benefit recognized in relation to the stock-based compensation expenses incurred for the three years.

The fair value of options granted in the years ended March 31, 2007, 2008 and 2009 were estimated using the Binomial option pricing model with the following assumptions:

	2007	2008	**2009**
Risk-free interest rate – weighted average	5.22%	3.63%	**2.90%**
Expected life of options – weighted average	10 years	10 years	**10 years**
Stock volatility	44.1%	41.28%	**40.49%**
Expected dividend yield	4.75%	5.04%	**7.35%**

The Company applied judgment in estimating key assumptions in determining the fair value of the stock options on the date of grant. The Company used historical data to estimate the expected life of options, stock volatility and expected dividend yield. The risk-free interest rate of the option was based on the 10 years U.S. Treasury yield at time of grant.

Net income per share

Basic net income per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted net income per share gives effect to all dilutive potential common shares outstanding during the period. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from the exercise of options.

Basic net income per share and diluted net income per share calculated in accordance with SFAS No. 128, "Earnings Per Share", are reconciled as follows (shares in thousands):

	Year ended March 31,		
	2007	2008	**2009**
Net income	$12,167	$8,859	**$1,195**
Basic net income per share	$0.81	$0.57	**$0.08**
Basic weighted average common shares outstanding	14,956	15,517	**15,791**
Effect of dilutive securities – Options	92	39	**14**
Diluted weighted average common and potential common shares outstanding	15,048	15,556	**15,805**
Diluted net income per share	$0.81	$0.57	**$0.08**

For the years ended March 31, 2007, 2008 and 2009, potential common shares of 644,000, 644,000 and 726,000 shares related to stock options are excluded from the computation of diluted net income per share as their exercise prices were higher than the average market price.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. In October 2008, the FASB issued FASB Staff Position ("FSP") 157-3 "Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active". FSP SFAS 157-3 clarifies the application of SFAS in a market that is not active, and provides guidance on the key considerations in determining the fair value of a financial asset when the market for the financial asset is not active. Effective April 1, 2008, the Company adopted the measurement and disclosure requirements related to financial assets and financial liabilities. The adoption of SFAS 157 for the financial assets and financial liabilities did not have a material impact on the Company's results of operation or the fair values of its financial assets and liabilities. FSP SFAS 157-2, "Effective Date of FASB Statement No. 157" delayed the effective date of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a non-recurring basis, until the fiscal year beginning after November 15, 2008. The Company is currently assessing the impact of SFAS No. 157 for non-financial assets and liabilities that are recognized or disclosed on a non-recurring basis on its results of operation and financial position.

Recent changes in accounting standards

In December 2007, FASB issued SFAS No. 141 (revised 2007) "Business Combinations" ("SFAS No. 141R"). The objective of SFAS No. 141R is to improve the relevance, presentational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS No. 141R is effective for financial statements issued for fiscal years beginning on or after December 15, 2008 and is required to be adopted by the Company in the first quarter of fiscal year 2010. The Company is evaluating the impact, if any, of the adoption of SFAS No. 141R. The impact will depend on future acquisitions. It is not expected to have material impact on the Company's financial position, results of operations and cash flows.

In December 2007, FASB issued SFAS No. 160 "Non-controlling Interest in Consolidated Financial Statements" ("SFAS 160"). SFAS 160 amends Accounting Research Bulletin No.51, Consolidated Financial Statements, to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 defines "a non-controlling interest, sometimes called a minority interest, is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent". The objective of SFAS 160 is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 and is required to be adopted by the Company in the first quarter of fiscal year 2010. The Company is evaluating the impact, if any, of the adoption of SFAS 160. It is not expected to have material impact on the Company's financial position, results of operations and cash flows.

In March 2008, the FASB issued SFAS No. 161 "Disclosures about Derivative Instruments and Hedging Activities amendment of FASB Statement No. 133" ("SFAS 161"). This statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures stating how and why an entity uses derivative instruments; how derivatives and related hedged items are accounted for under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") and its related interpretations; and how derivative instruments and related hedge items affect an entity's financial position, financial performance and cash flows. SFAS 161 is effective in fiscal years beginning after November 15. 2008 and is required to be adopted by the Company in the first quarter of fiscal year 2010. The Company does not expect the adoption of SFAS 161 will have a material impact on the Company's disclosures.

In April 2009, the FASB issued FSP 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly" ("FSP 157-4"). FSP 157-4 provides additional guidance for estimating fair value in accordance with SFAS 157 when the volume and level of activity for the asset or liability have significantly decreased. FSP 157-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP 157-4 is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. FSP 157-4 does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, FSP 157-4 requires comparative disclosures only for periods ending after initial adoption. The adoption of the provisions of FSP 157-4 is not anticipated to materially impact on the Company's results of operations or the fair values of its assets and liabilities.

In May 2009, the FASB issued SFAS No. 165 "Subsequent Events" ("SFAS 165"), which provides guidance to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS 165 also requires entities to disclose the date through which subsequent events were evaluated as well as the rationale for why that date was selected. This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented. SFAS 165 is effective for interim and annual periods ending after June 15, 2009 and is required to be adopted by the Company in the first quarter of fiscal year 2010. Since SFAS 165 at most requires additional disclosures, the Company does not expect the adoption to have a material impact on the Company's financial position, results of operations and cash flows.

In June 2009, the FASB issued SFAS No. 166 "Accounting for Transfers of Financial Assets" ("SFAS 166). This statement is intended to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement in transferred financial assets. This Statement must be applied as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, and is required to be adopted by the Company in the first quarter of fiscal year 2011. Earlier application is prohibited. This Statement must be applied to transfers occurring on or after the effective date. The Company does not expect the adoption of SFAS 166 to have a material impact on the Company's financial position, results of operations and cash flows.

In June 2009, the FASB issued SFAS No. 167 "Amendments to FASB Interpretation No. 46(R)" ("SFAS 167"). SFAS 167 seeks to improve financial reporting by enterprises involved with variable interest entities. SFAS No. 167 is applicable for annual periods after November 15, 2009 and interim periods therein and thereafter. The Company does not expect the adoption of SFAS 167 to have a material impact on the Company's financial position, results of operations and cash flows.

In June 2009, the FASB issued SFAS No. 168 "The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles" ("SFAS 168"). The FASB approved the FASB Accounting Standards Codification (the "Codification") as the single source of authoritative nongovernmental U.S. GAAP to be launched on July 1, 2009. The Codification does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. All existing accounting standard documents will be superseded and all other accounting literature not included in the Codification will be considered nonauthoritative. The Codification is effective for interim and annual periods ending after September 15, 2009. The Codification is effective for the Company in the second quarter of fiscal year 2010. The Company does not expect the adoption of SFAS 168 to have a material impact on the Company's financial position, results of operations and cash flows.

3. Marketable Securities

The Company acquired equity securities listed in Hong Kong.

	March 31,	
	2008	**2009**
Cost	$297	**$297**
Market value	$116	**$100**

Unrealized gain (loss) for the years ended March 31, 2007, 2008 and 2009 were ($57), $9 and ($16), respectively.

Net proceeds from sale of marketable securities for the year ended March 31, 2007, 2008 and 2009 were $nil, and realized gains from sale of marketable securities for the year ended March 31, 2007, 2008 and 2009 were $nil. For the purposes of determining realized gains and losses, the cost of securities sold was determined based on the average cost method.

The marketable securities were classified as Level 1 of the hierarchy established under SFAS 157 because the valuations were based on quoted prices for identical securities in active markets.

4. Inventories

Inventories by major categories are summarized as follows:

	March 31, 2008	March 31, 2009
Raw materials	$14,855	**$11,930**
Work in progress	6,259	**4,941**
Finished goods	5,348	**4,574**
	$26,462	**$21,445**

5. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	March 31, 2008	March 31, 2009
Value added tax receivable	$1,396	**$886**
Deposit for purchase of plant and equipment	286	**249**
Rental and utility deposit	43	**50**
Advance to suppliers	896	**182**
Prepayment	215	**443**
Others	369	**77**
	$3,205	**$1,887**

6. Property, Plant and Equipment

Property, plant and equipment consists of the following:

	March 31,	
	2008	**2009**
At cost:		
Land and buildings	$34,236	**$34,700**
Plant and machinery	45,068	**40,617**
Furniture, fixtures and equipment	21,839	**24,414**
Motor vehicles	2,917	**2,263**
Leasehold improvements	6,357	**4,767**
Total	110,417	**106,761**
Less: accumulated depreciation and amortization	(45,488)	**(41,632)**
Less: impairment	-	**(61)**
	64,929	**65,068**
Construction in progress	956	**1,611**
Less: impairment	-	**(115)**
	956	**1,496**
Net book value	$65,885	**$66,564**
Cost of land and buildings consist of the following:		
Land use right of state-owned land and buildings erected thereon (a)	$28,580	**$30,532**
Long term leased land and buildings erected thereon (b)	4,169	**4,168**
Other buildings (c)	1,487	**-**
	$34,236	**$34,700**

(a) The land use rights of state-owned land and buildings erected thereon represent land and buildings located in China with lease terms of 50 years expiring in 2050.

(b) Long term leased land and buildings erected thereon represent land and buildings on collectively-owned land located in China on which an upfront lump-sum payment has been made for the right to use the land and building for a term of 50 years to 2053. Dongguan Chang An Xiaobian District Co-operation, the lessor, is the entity to whom the collectively-owned land has been granted. According to existing China laws and regulations, collectively-owned land is not freely transferable unless certain application and approval procedures are fulfilled by the Dongguan Chang An Xiaobian District Co-operation to change the legal form of the land from collectively-owned to state-owned. As of March 31, 2009, the Company is not aware of any steps being taken by the Dongguan Chang An Xiaobian District Co-operation for such application.

(c) Other buildings represent factory premises located in China purchased by the Company with lease term of 30 years expiring 2018. These factory premises are classified as "assets held for sale" under current assets at March 31, 2009 as the management plans to dispose them shortly.

7. Goodwill

The impairment in goodwill for the years ended March 31, 2007, 2008 and 2009 were nil, $317 and nil respectively. Details of the goodwill are as follows:

Acquisitions	March 31, 2008	March 31, 2009
Electronic division	$393	**$393**
Metallic division	317	**317**
Foreign exchange differences	(2)	**(1)**
Impairment – metallic division	(317)	**(317)**
	$391	**$392**

8. Other Accrued Liabilities

Other accrued liabilities consist of the following:

	March 31, 2008	March 31, 2009
Accrued expenses	$1,013	**$1,164**
Commission expenses	260	**239**
Value added tax payable	-	**53**
Others	827	**711**
	$2,100	**$2,167**

9. Income Taxes

The components of income before income taxes and minority interests are as follows:

	Year ended March 31, 2007	2008	2009
Hong Kong	$(1)	$(1)	**$(5)**
China and others	14,240	9,192	**918**
	$14,239	$9,191	**$913**

Under the current BVI law, the Company's income is not subject to taxation. Subsidiaries operating in Hong Kong and China are subject to income taxes as described below, and the subsidiaries operating in Macao are exempted from income taxes. Under the current Samoa Law, subsidiaries incorporated in Samoa are not subject to profit tax as they have no business operations in Samoa.

The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 16.5% (2007 and 2008: 17.5%) to the estimated taxable income arising in or derived from Hong Kong, if applicable.

Prior to January 1, 2008, enterprise income tax in China was generally charged at 33%, in which 30% is for national tax and 3% is for local tax, of the assessable profit. For foreign investment enterprises established in a Special Economic Zone or Coastal Open Economic Zone, where the subsidiaries of the Company are located, and which are engaged in production-oriented activities, the national tax rate could be reduced to 15% and 24% respectively. The Company's subsidiaries incorporated in China are subject to China income taxes at the applicable tax rates on the taxable income as reported in their Chinese statutory accounts in accordance with the relevant income tax laws applicable to foreign enterprises. Pursuant to the same income tax laws, the subsidiaries are fully exempted from China income tax for two years starting from the first profit-making year, followed by a 50% tax exemption for the next three years.

From January 1, 2008, with the effect of the new Income Tax Law, the standard tax rate for all companies has been reduced from the rate of 33% to 25%. Moreover, there is no reduction in the tax rate for foreign investment enterprise which export 70% or more of the production value to their products (known as "Export-oriented Enterprise").

Jetcrown Industrial (Shenzhen) Limited ("JISL") (a subsidiary of the Company) had fully enjoyed the above tax holiday and concessions by December 31, 1995. The applicable tax rate for the calendar year ended December 31, 2006 and 2007 was 15%. Under the new Income Tax Law, the tax rate applicable to JISL is 18%, 20%, 22%, 24% and 25% for the year ended December 31, 2008 and the years ending December 31, 2009, 2010, 2011 and 2012 respectively.

Dongguan Kwan Hong Electronics Company Limited ("DKHE") (a subsidiary of the Company) had fully enjoyed the tax holiday and concessions by December 31, 2004. DKHE was approved as a "High-tech Enterprise" by the tax authority and enjoyed a national tax rate of 15%. For the calendar year ended December 31, 2006, DKHE was approved as an "Export-oriented Enterprises" by the local tax authority and enjoyed a lower tax rate of 10%. For the calendar year ended December 31, 2007, the tax rate for DKHE as "High-tech Enterprise" was 18%, in which 15% is for national tax and 3% is for the local tax. For the calendar year ended December 31, 2008, DKHE does not qualify as an "Export-oriented Enterprises" under the new Income Tax Law. The tax rate for the calendar year ended December 31, 2008 and year ending December 31, 2009 is 25%.

Jetcrown Industrial (Dongguan) Limited ("JIDL") (a subsidiary of the Company) had revised its first and second tax exemption year from the calendar year ended December 31, 2004 and 2005 respectively, to the calendar years ended December 31, 2002 and 2003 respectively. The revision was upon a tax reassessment by the PRC Tax Bureau during the year ended March 31, 2007 regarding the commencement year of exemption and inter-company sales pricing issues. The tax rate applicable for JIDL for calendar years 2002 to 2006 was 24%. JIDL was entitled to a full tax exemption for each of the calendar years ended December 31, 2002 and 2003 and a 50% exemption for each of the calendar years ended December 31, 2004, 2005 and 2006. An aggregate amount of $450 additional income tax provision, which comprised approximately $154, $92, $166 and $38 for taxable calendar years 2004, 2005 and 2006 and the quarter ended March 31, 2007 respectively had been charged to the consolidation income statement for the year ended March 2007. The assessment and payment for income taxes for calendar years 2004 and 2005 were settled and concluded in September 2007 at the amount as provided. The assessment and payment for calendar year 2006 were settled at $101 in January 2008. However, there can be no assurance that the PRC Tax Bureau will not, in the future, further challenge (i) the reported revenue of JIDL for periods starting from the calendar year ended 31 December 2006; and (ii) revenues reported by JIDL for value-added tax filing purpose. There can also be no assurance that similar reassessments will not be extended to other PRC subsidiaries of the Company. The above reassessments, if conducted in the future, may cause an adverse impact to the net operating results of the Company.

For the calendar year ended December 31, 2007, JIDL was approved as an "Export-oriented Enterprises" by the local tax authority and enjoyed a lower tax rate of 12%. For the calendar year ended December 31, 2008 and the year ending December 31, 2009, the tax rate for JIDL is 25%, being the unified tax rate under the New Tax Law effective from January 1, 2008.

Had the all above tax holidays and concessions not been available, the tax charge would have been higher by $351, $89 and $nil and the basic net income per share would have been lower by $0.02, $0.01 and $nil for the years ended March 31, 2007, 2008 and 2009 respectively, and diluted net income per share for the years ended March 31, 2007, 2008 and 2009 would have been lower by $0.02, $0.01 and $nil, respectively.

The Company has adopted the provisions of FIN 48 on April 1, 2007. The evaluation of a tax position in accordance with FIN 48 begins with a determination as to whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is then measured at the largest amount of benefit that if greater than 50 percent likely of being realized upon ultimate settlement for recognition in the financial statements. There is no material impact on the adoption of FIN 48. The Company classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, as of March 31, 2009, there is no interest and penalties related to uncertain tax positions, and the Company has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months.

The provision for income taxes consists of the following:

	Year ended March 31,		
	2007	2008	**2009**
Current tax			
- Hong Kong	$9	$-	**$-**
- China	615	654	**234**
Deferred tax	615	(550)	**(516)**
	$1,239	$104	**($282)**

A reconciliation between the provision for income taxes computed by applying the statutory tax rate in China to income before income taxes and the actual provision for income taxes is as follows:

	Year ended March 31,		
	2007	2008	**2009**
Provision for income taxes at statutory tax rate in China	$3,837	$2,988	**$227**
Effect of different tax rate in various jurisdictions	212	-	**(1)**
Tax holidays and concessions	(351)	(89)	**-**
Effect of income for which no income tax is chargeable	(3,007)	(3,204)	**(145)**
Net change in valuation allowances	264	(16)	**(15)**
Under (over) provision of income tax in previous year	273	477	**(348)**
Others	11	(52)	**-**
Effective tax	$1,239	$104	**$(282)**

The components of deferred income tax are as follows:

	March 31,	
	2008	**2009**
Deferred tax asset:		
Net operating loss carry forwards	$478	**$550**
Provision of employee benefits	-	**308**
Depreciation and amortization	-	**93**
Others	-	**28**
Less: Valuation allowances	(248)	**(233)**
Net deferred tax asset	$230	**$746**

No deferred tax asset has been recognized in respect of the unused tax losses of JISL. JISL had been dormant and no predictability of future profit streams.

10. Commitments and Contingencies

The Company leases premises under various operating leases, certain of which contain escalation clauses. Rental expenses under operating leases included in the statement of income were $531, $265 and $317 for the years ended March 31, 2007, 2008 and 2009, respectively.

At March 31, 2009, the Company was obligated under operating leases requiring minimum rentals as follows:

Years ended March 31,

2010	**$136**
2011	**18**
Total minimum lease payments	**$154**

At March 31, 2009, the Company had capital commitments for purchase of plant and machinery totaling $130, which are expected to be disbursed during the year ending March 31, 2010. Also, the Company had capital commitments for system upgrade project at March 31, 2009 totaling $216, of which $82 are expected to be disbursed by March 31, 2010 and $134 by March 31, 2011, respectively.

11. Employee Benefits

The Company contributes to a state pension scheme run by the Chinese government in respect of its employees in China. The expense related to this plan, which is calculated at the range of 8% to 11% of the average monthly salary, was $634, $817 and $697 for the years ended March 31, 2007, 2008 and 2009, respectively.

12. Stock Option Plan

On March 15, 1995, the Company adopted 1995 Stock Option Plan that permits the Company to grant options to officers, directors, employees and others to purchase up to 1,012,500 shares of Common Stock. On September 29, 1997, the Company approved an increase of 549,000 shares making a total of 1,561,500 shares of common stock available under the stock option plan. On January 7, 2002, the Company adopted 2001 Stock Option Plan to purchase an additional 1,125,000 shares of Common Stock. On September 30, 2003, the Company adopted 2003 Stock Option Plan to purchase an additional 900,000 shares of Common Stock. On September 19, 2005, the Company approved an increase of 500,000 shares making a total of 1,400,000 shares of common stock available under the 2003 Stock Option Plan. On August 17, 2007, the Company approved an increased of 400,000 shares making a total of 1,800,000 shares of common stock available under the 2003 Stock Option Plan.

At March 31, 2009, options to purchase an aggregate of 4,243,500 common shares had been granted under the stock option plans. Options granted under the stock option plans will be exercisable for a period of up to 10 years commencing on the date of grant, at a price equal to at least the fair market value of the Common Stock at the date of grant, and may contain such other terms as the Board of Directors or a committee appointed to administer the plan may determine. A summary of the option activity (with weighted average prices per share) is as follows:

	Year ended March 31,					
	2007		2008		**2009**	
	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price	**Number of stock options**	**Weighted average exercise price**
Outstanding at beginning of the year	644,000	$14.10	1,029,000	$11.91	**1,119,000**	**$11.14**
Granted during the year	500,000	8.26	210,000	5.71	**190,000**	**1.34**
Exercised during the year	(115,000)	8.26	(120,000)	8.26	**-**	**-**
Canceled or expired	-	-	-	-	**(243,000)**	**12.03**
Outstanding and exercisable at the end of the year	1,029,000	11.91	1,119,000	11.14	**1,066,000**	**9.19**
Range of exercise price per share	$8.26 to $14.10		$5.71 to $14.10		**$1.34 to $14.10**	

The weighted average fair value of options granted for the year ended March 31, 2007, 2008 and 2009 was $1.64, $1.48 and $0.33 per share, respectively. The total intrinsic value of options exercised during the years ended March 31, 2007, 2008 and 2009 was $339, $433 and nil, respectively. At March 31, 2009, the aggregated intrinsic value of options outstanding and exercisable was $82.

There were nil, nil and 243,000 options canceled for the years ended March 31, 2007, 2008 and 2009. The weighted average remaining contractual life of the share options outstanding at March 31, 2009 was 6.75 years. At March 31, 2007, 2008 and 2009, there were nil, 190,000 and 243,000 options available for future grant under the plans respectively.

13. Operating Risk

Concentrations of Credit Risk and Major Customers

A substantial percentage of the Company's sales are made to a small number of customers and are typically sold either under letter of credit or on an open account basis. Details of customers accounting for 10% or more of total net sales for each of the three years ended March 31, 2007, 2008 and 2009 are as follows:

	Percentage of net sales Year ended March 31,		
	2007	2008	**2009**
N&J Company Limited	*	11.8%	**28.6%**
Digidesign, Inc.	13.3%	17.0%	**12.7%**
VTech Telecommunications Limited	12.7%	*	*
Inter-Tel Incorporated	*	10.2%	*
Peavey Electronic Corp.	10.4%	*	*
Line 6 Manufacturing	15.1%	14.3%	*

*Less than 10%

Sales to the above customers relate to both injection-molded plastic parts and electronic products.

Details of the amounts receivable from the five customers with the largest receivable balances at March 31, 2008 and 2009, respectively, are as follows:

	Percentage of accounts receivable March 31,	
	2008	**2009**
Largest receivable balances	60.0%	**61.0%**

There were bad debt expense of $5, $60 and $6 during the years ended March 31, 2007 and 2008 and 2009 respectively. There were provision for bad debts expenses of $270, $17 and $275 during the years ended March 31, 2007, 2008 and 2009 respectively.

Country risk

The Company has significant investments in China. The operating results of the Company may be adversely affected by changes in the political and social conditions in China, and by changes in Chinese government policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things. There can be no assurance, however, those changes in political and other conditions will not result in any adverse impact.

14. Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, restricted cash, marketable securities, accounts receivable, accounts payable are reasonable estimates of their fair value. All the financial instruments are for trade purposes.

15. Segment Information

The Company has three reportable segments: plastic injection molding, electronic products assembling and metallic parts manufacturing. The Company's reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies. Most of the businesses were acquired as a unit, and the management at the time of the acquisition was retained.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices.

Contributions of the major activities, profitability information and asset information of the Company's reportable segments for the years ended March 31, 2007, 2008 and 2009 are as follows:

	Year ended March 31,								
	2007			2008			**2009**		
	Net sales	Intersegment Sales	Profit (loss)	Net sales	Intersegment Sales	Profit (loss)	**Net sales**	**Intersegment Sales**	**Profit (loss)**
Segment:									
Injection molded plastic parts	$59,587	$150	$10,554	$58,858	$28	$7,049	**$75,838**	**$2,437**	**$1,553**
Electronic products	77,970	2,969	3,551	85,494	3,940	2,412	**57,859**	**724**	**29**
Metallic parts	2,341	-	134	3,422	-	(270)	**1,202**	**-**	**(669)**
Segment total	$139,898	$3,119	$14,239	$147,774	$3,968	$9,191	**$134,899**	**$3,161**	**$913**
Reconciliation to consolidated totals:									
Sales eliminations	(3,119)	(3,119)	-	(3,968)	(3,968)	-	**(3,161)**	**(3,161)**	**-**
Consolidated totals:									
Net sales	$136,779	$-		$143,806	$-		**$131,738**	**$-**	
Income before income taxes and minority interests			$14,239			$9,191			**$913**

	Year ended March 31,					
	2007		2008		**2009**	
	Interest income	Interest expenses	Interest income	Interest expenses	**Interest income**	**Interest expenses**
Segment:						
Injection molded plastic parts	$436	$-	$458	$-	**$215**	**$-**
Electronic products	91	-	49	-	**12**	**-**
Metallic parts	-	-	-	-	**-**	**-**
Consolidated total	$527	$-	$507	$-	**$227**	**$-**

	Year ended March 31,								
	2007			2008			**2009**		
	Identifiable assets	Capital expenditure	Depreciation and amortization	Identifiable assets	Capital expenditure	Depreciation and amortization	**Identifiable assets**	**Capital expenditure**	**Depreciation and amortization**
Segment:									
Injection molded plastic parts	$93,633	$7,080	$4,064	$96,463	$5,050	$5,613	**$101,497**	**$6,648**	**$5,834**
Electronic products	45,108	595	903	42,583	1,994	1,048	**34,885**	**637**	**1,229**
Metallic parts	2,279	137	307	1,540	244	279	**1,067**	**117**	**201**
Segment totals	$141,020	$7,812	$5,274	$140,586	$7,288	$6,940	**$137,449**	**$7,402**	**$7,264**
Reconciliation to consolidated totals:									
Elimination of receivables from intersegments	(520)	-	-	(570)	-	-	**(359)**	**-**	**-**
Goodwill not allocated to segments	710	-	-	391	-	-	**392**	**-**	**-**
Consolidated total	$141,210	$7,812	$5,274	$140,407	$7,288	$6,940	**$137,482**	**$7,402**	**$7,264**

15. Segment Information - Continued

The Company's sales are coordinated through the Macao subsidiaries and a breakdown of sales by destination is as follows:

	March 31,		
	2007	2008	**2009**
Net sales			
United States of America	$57,968	$67,302	**$42,100**
China	53,573	53,231	**69,617**
United Kingdom	14,379	13,055	**13,925**
Hong Kong	4,670	2,486	**1,762**
Europe	971	2,227	**2,438**
Others	5,218	5,505	**1,896**
Total net sales	$136,779	$143,806	**$131,738**

The location of the Company's identifiable assets is as follows:

	March 31,		
	2007	2008	**2009**
Hong Kong and Macao	$41,749	$37,800	**$38,745**
China	98,751	102,216	**98,345**
Total identifiable assets	$140,500	$140,016	**$137,090**
Goodwill	710	391	**392**
Total assets	$141,210	$140,407	**$137,482**

16. Subsequent Event

On August 5, 2009, the Company signed a sale and purchase agreement with a third party for sale of a property with approximately 112,900 square feet manufacturing space at a selling price of $7,308. The Company expected the transaction will be completed in the third fiscal quarter ending December 31, 2009. The gain on disposal, net of transaction cost, will be recorded when the transaction is completed.

DIRECTORS AND MANAGEMENT

Directors

RICHARD PUI HON LAU
Chairman

CHIN PANG LI
Executive Director

ALLEN Y. N. CHAM
Non-executive Director
and Chairman of Audit Committee

HUNG HUM LEUNG
Non-executive Director
and member of Audit Committee

WING KI HUI
Non-executive Director
and member of Audit Committee

Management & Officers

FRANKI S.F. TSE
Chief Executive Officer

BETTY C.H. LAM
Chief Financial Officer

WAI YIP KAM
General Manager
(Plastic Operations)

MICHAEL C. M. YEM
Director of Marketing
(Plastic Operations)

KATSUHIRO YAMANE
Director of Marketing
(Plastic Operations)

STEVE K. Y. LAU
Director of Purchasing

LEO HO GE
Director
(LCD Operations)

EDWARD K. C. SO
Director of Marketing
(Electronic & Metallic Operations)

RAYMOND K. L. LEE
Deputy Operation Director
(Metallic Operations)

LEO S.K. CHAN
Operation Director
(Electronic Operations)

NICHOLAS M. T. LEE
General Manager
(Distribution Operations)

INVESTORS' INFORMATION

Registered Office

Deswell Industries, Inc.
Harneys Corporate Services Limited
P. O. Box 71, Craigmuir Chambers
Road Town, Tortola
British Virgin Islands

Corporate Website

http://www.deswell.com

Corporate office

Deswell Industries, Inc.
17B Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
Tel: (853) 2832-2096
Fax: (853) 2832-3265

Macao Subsidiaries

Jetcrown Industrial (Macao Commercial Offshore) Limited
17B Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
Tel: (853) 2832-2096
Fax: (853) 2832-3265

Kwanasia Electronics (Macao Commercial Offshore) Limited
17E Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
Tel: (853) 2832-2737
Fax: (853) 2832-3196
http://www.kwanasia.com

PRC Subsidiaries

Jetcrown Industrial (Dongguan) Limited
Huangguan Industrial Estate
Houjie Town, Dongguan, China
Tel: (86) 769-8308-6666
Fax: (86) 769-8582-0407

Dongguan Kwan Hong Electronics Company Limited
Xiaobian 2nd Industrial Zone
Chang An, Dongguan, China
Tel: (86) 769-8861-9858
Fax: (86) 769-8999-0501

Shenzhen Kwan Wing Trading Company Limited
Room 3208, Yihai Plaza,
Chuang Ye Road,,
Nanshan District, Shenzhen, China
Tel: (86) 755-2656-8488
Fax: (86) 755-2656-8555

Shareholders' Meeting

The Annual Meeting of Shareholders will be held at 2:00 p.m. on September 24, 2009 at the Omni Berkshire Hotel, 21 East 52nd Street at Madison Avenue, New York, U.S.A.

Stock Listing

The common shares of Deswell Industries, Inc., are traded on the Nasdaq Global Market System under the stock symbol "DSWL".

Transfer Agent and Registrar

Communications regarding change of address, transfer of common shares, or lost certificates should be directed to:

Computershare Trust Company, N.A.
250 Royall Street,
Canton, MA 02021, U.S.A.
Shareholders Inquiries: (800) 962-4284
www.computershare.com

Investor Relations Consultant

Institutional Marketing Services, Inc.
51 Locust Avenue
Ste. 204
New Canaan, CT 06840, U.S.A.
Tel: (203) 972-9200
Fax: (203) 966-2198
Email: jnesbett@institutionalms.com

SEC Counsel

K&L Gates LLP
10100 Santa Monica Boulevard
7th Floor
Los Angeles, CA 90067-4104, U.S.A.
Tel: (310) 552-5000
Fax: (310) 552-5001

Auditors

BDO Limited
(formerly BDO MaCabe Lo Limited)
Hong Kong

Principal Bank

The Hongkong and Shanghai Banking Corporation Limited

www.deswell.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DESWELL INDUSTRIES, INC.

Date: September 8, 2009

By: ________________________

Name: Betty Lam

Title: Chief Financial Officer